SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

iDcentrix, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

451526 20 6

(CUSIP Number)

LongSheng Village, Tangshan Town, Zhengan District
Dandong City, Liaoning, P.R.China

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 451526 20 6

1)  Name of Reporting Persons:

Advanced Dragon Investments Limited

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐
(b)  ☒

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant To

Items 2(d) or 2(e) ☐

6)  Citizenship Or Place Of Organization

British Virgin Islands

	(7)	Sole Voting Power
		9,984,147
Number of
Shares
Beneficially	(8)	Shared Voting Power
Owned		0
By Each
Reporting
Person With	(9)	Sole Dispositive Power
		9,984,147

	(10)	Shared Dispositive Power
		0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

9,984,147

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13)  Percent of Class Represented by Amount in Row (11)

19.97% (1)

14) Type of Reporting Person
CO

 (1) Based on 50,000,000 shares of common stock issued and outstanding as of the date of this report.

CUSIP No. 451526 20 6

1)  Name of Reporting Persons:

Jiang TingTing

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐
(b)  ☒

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant To

Items 2(d) or 2(e) ☐

6)  Citizenship Or Place Of Organization

People’s Republic of China

	(7)	Sole Voting Power
		9,984,147
Number of
Shares
Beneficially	(8)	Shared Voting Power
Owned		0
By Each
Reporting
Person With	(9)	Sole Dispositive Power
		9,984,147

	(10)	Shared Dispositive Power
		0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

9,984,147

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13)  Percent of Class Represented by Amount in Row (11)

19.97% (1)

  14) Type of Reporting Person
IN

(1) Based on 50,000,000 shares of common stock issued and outstanding as of the date of this report.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.00001 (the “Common Stock”), of iDcentrix, Inc., a Nevada corporation (the “Company”).  The address of the Company’s principal executive office is LongSheng Village, Tangshan Town, Zhengan District Dandong City, Liaoning, People’s Republic of China.

Item 2.  Identity & Background

(a)
The persons filing this Statement are Ms. Jiang TingTing, a natural person, and Advanced Dragon Investments Limited, a British Virgin Islands limited company (“Advanced Dragon,” and together with Ms. TingTing, the “Reporting Persons”).

(b)
The business address of Ms. TingTing is Sydney Coast B, 53-1, Hai Dian District, Beijing, China, and Advanced Dragon’s principal office is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(c)
The principal occupation of Ms. TingTing is serving as the director of Advanced Dragon.  Advanced Dragon is a holding company and its principal business is to hold, transact or otherwise deal in the securities of Company. Advanced Dragon is controlled by Ms. TingTing.

(d)	During the past five years, Ms. TingTing has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, Ms. TingTing has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. TingTing is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

Advanced Dragon received the securities covered by this statement pursuant to that certain Share Exchange Agreement, dated July 16, 2010, by and between the Company, Honor Bond Limited, (“Honor Bond”) the shareholders of Honor Bond, Tsoi Tik Man and Dandong LongSheng Horticulture Technology Co., Ltd. (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all of the capital stock of Honor Bond held by Advanced Dragon was exchanged for 9,984,147 shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock”).

Ms. TingTing is the sole Director and shareholder of Advanced Dragon and may be deemed to be the beneficial owner of the shares held by Advanced Dragon.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Company’s common stock pursuant to the Share Exchange Agreement as described in Item 3 above.

Upon the closing of the Exchange Agreement, Tsoi Tik Man, the Company’s former President, Secretary and current director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective upon the closing and from his position as the Company’s director that will become effective on the tenth day following the mailing by the Company of an information statement, or the Information Statement, to the Company’s stockholders that complies with the requirements of Section 14f-1 of the Exchange Act. In addition, the Company’s board of directors on July 16, 2010, appointed Guang Zhao to fill the vacancy created by such resignation, which appointment will become effective upon the effectiveness of the resignation of Tsoi Tik Man on the tenth day following the mailing by the Company of the Information Statement to the Company’s stockholders. In addition, Mr. Zhao replaced the Company’s chief executive officer upon the closing of the Exchange Agreement.

Item 5.	Interest in Securities of the Company.

(a)
The aggregate number and percentage of common stock of the Company beneficially owned by the Reporting Persons is 9,984,147 shares, or 19.97% of the outstanding common stock of the Company, based on 50,000,000 shares of common stock outstanding as of the date of this report. Ms. TingTing beneficially owns and controls the shares held by Advanced Dragon because she is Advanced Dragon’s director and solely controls the investment and voting decisions of the shares of the Company held by Advanced Dragon.

(b)
Ms. TingTing has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 9,984,147 shares of common stock of the Company owned by Advanced Dragon.  Ms. TingTing does not own any other securities of the Company.

(c)	Other than as described in Items 3 and 4 above, the Reporting Persons have not been involved in any transaction in the shares of common stock of the Company in the past sixty days.

(d)
No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 9,984,147 shares of common stock of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above or set forth in the exhibit, there are no contracts, arrangements, understandings or relationships between the Reporting Persons, or between any Reporting Person and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement by and among iDcentrix, Inc., Honor Bond Limited, the shareholders of Honor Bond Limited, Tsoi Tik Man and Dandong LongSheng Horticulture Technology Co., Ltd, dated July 16, 2010 (attached as an exhibit to the Company’s current report on Form 8-K filed on July 16, 2010).

Exhibit 2	Joint Filing Agreement between Ms. Jiang TingTing and Advanced Dragon Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:    July 23, 2010

Advanced Dragon Limited

By:	/s/ Jiang TingTing
Name: Jiang TingTing
Title: Director

/s/ Jiang TingTing
Jiang TingTing